FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Valley Financial Management Inc.
(A Wholly Owned Subsidiary of Valley National Bank)
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52993

ANNUAL REPORTSFORM X-17A-5 PART III
FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valley Financial Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Madison Avenue, 4th Floor

(No. and Street)

New York   **NY**   **10017**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jamie Mayo   **(917) 207-5323**   **jmayo@valley.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas, 7th Floor	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

10/14/2003   **#596**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph Colleran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valley Financial Management Inc, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





_____
Joseph Colleran
President

Embossed Hereon Is My
Notary Public - State Of New York
My Commission Expires November 05, 2026
KEVIN MADRIGAL

_____
Notary Public

My Commission Expires
November 05, 2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Valley Financial Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valley Financial Management, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2019.

New York, New York
February 27, 2024

1


Valley Financial Management Inc.
(A Wholly Owned Subsidiary of Valley National Bank)
Statement of Financial Condition
As of December 31, 2023


Assets		
Cash	$	345,042
Deposit with clearing organization		100,000
Investment in debt securities		3,973,193
Receivable from clearing organization		1,201,679
Money market investment		6,369,785
Accounts receivable		92,642
Deferred tax assets		163,251
Total assets	**$**	**12,245,592**
Liabilities and shareholder's equity		
Liabilities:		
Payable to Parent, net	$	1,252,322
Salaries and wages payable		1,383,770
Accounts payable		68,500
Total liabilities		**2,704,592**
Shareholder's equity:		
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding		10
Additional paid-in capital		3,115,537
Retained earnings		6,425,453
Total shareholder's equity		**9,541,000**
Total liabilities and shareholder's equity	**$**	**12,245,592**

See accompanying notes.

Valley Financial Management Inc.
(A Wholly Owned Subsidiary of Valley National Bank)
Notes to Financial Statement
December 31, 2023

1. Organization and Summary of Significant Accounting Policies

Valley Financial Management Inc. ("VFM" or the "Company") is a wholly owned subsidiary of Valley National Bank ("VNB" or the "Parent"), which is a wholly owned subsidiary of Valley National Bancorp ("VNB Corp."). The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage and advisory services to customers.

On April 1, 2022, the merger between Valley National Bancorp and Bank Leumi Le-Israel Corporation ("BLL Corp.") closed, resulting in the current organizational structure.

The merger was announced in September 2021 and approved by FINRA in January 2022. Upon closing of the merger, Leumi Investment Services Inc. ("LISI") rebranded to Valley Financial Management Inc. LISI was a wholly owned subsidiary of Bank Leumi USA ("BLUSA"), which was a wholly owned subsidiary of BLL Corp. BLUSA merged into Valley National Bank.

On June 30, 2023, VFM entered into an agreement with Hallmark Capital Management, Inc. ("Hallmark"), a Registered Investment Advisor subsidiary of its Parent, Valley National Bank. Subject to this agreement, VFM assigned all contracts, rights, title and interest in VFM's advisory assets to Hallmark. Concurrent with this assignment of assets, Hallmark rebranded as Valley Wealth Managers, Inc. ("VWM").

The Company clears all of its securities through a third-party broker-dealer on a fully disclosed basis. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period in the accompanying financial statements. Such estimates include valuation, the useful lives of equipment and leasehold improvements, and realization of deferred tax assets. Actual results could differ from such estimates.

Credit losses are estimated based on historical loss information. No historical losses occurred or were expected to occur; therefore, no allowance for credit losses is necessary.

Investment in Debt Securities

Investment in debt securities, which are held for investment purposes, consist of U.S. Government Treasury Notes and are stated at fair value with both realized and unrealized gains and losses recognized in the current period earnings.

Receivable from Clearing Organization

Receivable from clearing organization consists of cash balances held at a third party clearing broker-dealer.

Money Market Investment

Money market investment consists of readily convertible interest-earning money market assets held at a third party clearing broker-dealer.

Payable to Parent, Net

Payable to Parent, net consists of obligations due to Valley National Bank. The Company settles these payables on a net basis.

2. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2023, the Company had net capital of $9,314,005, which was $9,064,005 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 27.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers ("PAB") reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

3. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. VFM reports interest expense related to income tax matters and income tax penalties in income tax expense. For federal and state and local purposes, VFM is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, VFM computes its federal tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis in tax jurisdictions where separate filing is required.

During the year ended December 31, 2023, there were no interest or penalties recorded through the income tax accounts.

Deferred Income Taxes

VFM calculates its deferred income taxes based on the temporary differences, primarily related to accrued bonuses, between the financial reporting and tax bases of assets and liabilities using enacted tax laws and tax rates that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

As of December 31, 2023, VFM had a gross and net deferred tax asset of $163,251. The deferred tax asset relates to differences in the underlying basis for financial reporting and tax purposes. VFM did not record a valuation allowance for deferred tax assets as of December 31, 2023, as it is more likely than not that the asset will be realized.

4. Related-Party Transactions

During 2023, VFM executed dividends, totaling $8 million, paid to its Parent, Valley National Bank. VFM does not expect an adverse effect from the dividend distribution on its business or capital standing and VFM's net capital continues to be higher than the minimum requirement.

The Company has cash of $345,042 held in interest-free checking accounts with the Parent as of December 31, 2023.

Pursuant to a service agreement, the Parent provides certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

As of the year ended December 31, 2023, the Company had a payable to the Parent of $1,252,322. The Company pays the payable to the Parent on a periodic basis.

5. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no guarantee liability is carried on the statement of financial condition for these transactions. As of December 31, 2023, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

The Company maintains cash and cash equivalent balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

6. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

7. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted process for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

As of December 31, 2023, money market investments totaled $6,369,785. Money market investments are classified as Level 1 in the fair valuation hierarchy.

VFM's debt securities portfolio consists of U.S. Government Treasury Notes, which have been recorded at fair value. These securities are classified as Level 1 in the fair valuation hierarchy. The fair value of the portfolio of debt securities totaled $3,973,193 as of December 31, 2023.

8. Subsequent Events

Management has evaluated whether events or transactions have occurred after December 31, 2023, that would require recognition or disclosure in these financial statements through February 27, 2024, the date of issuance of these financial statements. Accordingly, management has determined that there were no subsequent events that require adjustment to, or disclosure in, the financial statements.